ADDENDUM TO THE MANAGEMENT SERVICES AGREEMENT

THIS ADDENDUM TO THE MANAGEMENT SERVICES AGREEMENT (“the Addendum” or “this Addendum”) is entered into this 1st day of November, 2010.

BETWEEN:

Kokomo Enterprises Inc. a company incorporated under the laws of British Columbia having a business office at Suite #1000 – 1177 West Hastings Street, Vancouver, B. C. V6E 2K3

(hereinafter referred to as the “Company”)

OF THE FIRST PART

AND:

Bedo H. Kalpakian and Jacob H. Kalpakian of 3100 Saturna Place, Richmond, BC, V7C 4C5, and #702-1777 Bayshore Drive, Vancouver BC V6G 3H2, respectively,

(hereinafter referred to as the “Kalpakians”)

OF THE SECOND PART

AND:

Kalpakian Bros. of B.C. Ltd., a company incorporated under the laws of British Columbia having a business office at Suite #1000 - 1177 West Hastings Street, Vancouver, B.C. V6E 2L3

(hereinafter referred to as the “Manager”)

OF THE THIRD PART

WHEREAS:
A.	The Company, the Kalpakians and the Manager entered into a Management Services Agreement on the 1st day of November, 2001, as amended by means of an Addendums dated July 1, 2003, August 18, 2003 and July 31, 2005 (hereinafter collectively referred to as the “Agreement”).

AND WHEREAS
B.	The parties to the Agreement wish to amend the Agreement, by means of this Addendum whereby the monthly remuneration payable to the Manager shall be reduced from Cdn$30,000 to Cdn $10,000 (Ten Thousand Canadian Dollars) plus HST per month effective as of November 1, 2010.

AND WHEREAS
C.	The parties to the Agreement wish to renew the Agreement for an additional one (1) year period up to and including October 31, 2011, and that all of the other terms and conditions of the Agreement shall remain unchanged and shall be in full force and effect.

NOW THEREFORE, in consideration of the premises and mutual covenants herein set forth, the parties hereto agree as follows:

The parties to the Agreement and to this Addendum hereby agree that the monthly remuneration payable to the Manager be reduced from Cdn $30,000 to Cdn $10,000 (Ten Thousand Canadian Dollars) plus HST per month effective as of November 1, 2010, and that the Agreement shall be renewed for an additional one (1) year period up to and including October 31, 2011, and all of the other terms and conditions of the Agreement shall remain unchanged and shall be in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed this Addendum on this 1st day of November, 2010.

THE CORPORATE SEAL OF	)
KOKOMO ENTERPRISES INC.	)
was hereunto affixed in the presence of:	)
	)	C/S
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SIGNED SEALED AND DELIVERED BY	)
BEDO H. KALPAKIAN in the presence of:	)
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Signature of Witness:	)
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Name of Witness:	)
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) BEDO H. KALPAKIAN
Address of Witness:	)
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Occupation of Witness:	)

SIGNED SEALED AND DELIVERED BY	)
JACOB H. KALPAKIAN in the presence of:	)
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Signature of Witness:	)
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Name of Witness:	)
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) JACOB H. KALPAKIAN
Address of Witness:	)
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Occupation of Witness:	)

THE CORPORATE SEAL of	)
KALPAKIAN BROS. OF B.C. LTD.	)
was hereunto affixed in the presence of:	)
	)	C/S
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